228 Santa Monica Boulevard	310.434.5400
Suite 300	Fenwick.com
Santa Monica, CA 90401

Ran D. Ben-Tzur
rbentzur@fenwick.com | 650.335.7613
September 13, 2021
VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Amanda Kim, Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Edwin Kim, Staff Attorney
Larry Spirgel, Office Chief
Re:      UserTesting, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 3, 2021
CIK No. 0001557127
Ladies and Gentlemen:
We are submitting this letter on behalf of UserTesting, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 12, 2021 (the “Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001557127) confidentially submitted by the Company to the Commission on August 3, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 2 (“Draft No. 3”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.
In addition to addressing the comment raised by the Staff in the Letter, the Company has revised Draft No. 3 to update certain other disclosures and to include the Company’s financial statements for the six months ended June 30, 2020 and 2021. Capital terms used and not defined herein have the same meanings as specified in the Draft Registration Statement.

Securities and Exchange Commission
September 13, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 70
1.Your response to prior comment 1 explains that in a subsequent amendment you intend to disclose the total number of customers in your discussion of the percentage of revenue contributed by existing customers. Please provide this information for each period presented.
In response to the Staff’s comment, the Company has revised its disclosure on page 79 of Draft No. 3.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613, or, in my absence, Michael Shaw, at (650) 335-7842.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur

cc:	Via E-mail

Jon Pexton, UserTesting, Inc. (w/o enclosures)
Mona Sabet, UserTesting, Inc. (w/o enclosures)
Ambyr O’Donnell, UserTesting, Inc. (w/o enclosures)
Einat Meisel, Fenwick & West LLP (w/o enclosures)
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